SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 1 FOR THE MONTH OF OCTOBER 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                     ---------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On October 14, 2009, the Industrial Development Bank of Israel Limited ("Registrant"or "Bank") issued an Immediate Report giving notice that at the Special General Meeting of the Bank which took place on October 14, 2009, the following (summarized) resolutions were adopted:

     1. APPROVAL OF THE FOLLOWING UNDERSTANDINGS REACHED BETWEEN THE BANK AND THE MINISTRY OF FINANCE:

               1.1 The Bank will pay to the State, by way of an early-repayment, the deposits that the State deposited with the Bank in connection with agreements in the agricultural sector (approximately NIS 207 million as of June 30, 2009) and the deposits that the State deposited with the Bank from the monies the State raised with a guarantee of the American government (approximately NIS 100 million as of June 30,
          2009), which were used for granting loans "at the risk" of the Bank, while paying an early-payment fee by the Bank in the amount of NIS 5 million).

               1.2 The Bank will be entitled to foreclose the balance of the State's deposits in connection with its guarantee for loans that the Bank granted within the framework of Amendment 39 of the Capital Investment Encouragement Law, and the Bank will pay to the Ministry of Finance the amount of NIS 11.2 million to settle mutual claims between the Bank and the State in connection with these loans and for the transfer to the Bank of the right to the balance of the collections of these loans.

               1.3 The Bank will assign to the State its loans to the Israel Electric Company and the State's deposits that served as a source for these loans, and it will receive compensation from the State of NIS
          0.5 million for the loss of the margin on these loans.

               1.4 The Ministry of Finance will pay to the Bank NIS 8.1 million for the management of credits granted by the Bank in the past "at the risk" of the State and for the share of the State in the management and reporting expenses of the Bank's securities whose consideration was deposited with the Ministry of Finance.

               1.5 The Bank will pay to the State NIS 1.3 million for the right to receive the balance of the collections of small-business fund loans that were granted by the Bank, in part "at the risk" of the State.


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               1.6 The Bank will be entitled to foreclose the deposits that the
          State deposited with it in connection with the loans granted by the Bank with State-guarantees or "at the risk" of the State, not within the framework of Amendment 39 of the Capital Investment Encouragement Law.

               1.7 The Bank will return to the State the sum of NIS 8.6 million for tax advances that were retutned to the Bank and which the Bank paid, with financing from the State, for interest on its perpetual deposit with the Ministry of Finance.

     2. THE RENEWAL OF THE DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICY FOR AN ADDITIONAL YEAR

          To renew the Bank's Directors and Officers Liability Insurance Policy for the period from from August 1, 2009 until July 31, 2010 to insure the liability of the Bank's directors and officers, with liability coverage per event and per period in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel, for a net premium of 85,260 U.S. Dollars.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the content of the Immediate Report issued by the Registrant, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the content of the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the 2008 annual financial report include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the compromise and arrangement plan between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, a plan which was approved by the Bank's shareholders on October 30, 2008 and November 6, 2008 and by the Tel Aviv District Court on November 24, 2008; the outcome of the sale process begun on April 6, 2009 in accordance with the above government's resolution and the above plan; the government's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities.. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2008 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    INDUSTRIAL DEVELOPMENT BANK
                                                    OF ISRAEL LIMITED

Date: October 14, 2009

                                                    By: /s/ Michael Warzager
                                                    ------------------------
                                                    Michael Warzager
                                                    General Counsel

                                                    By: /s/ Natan Atlas
                                                    ------------------------
                                                    Natan Atlas
                                                    Corporate Secretary